Exhibit 99.1

NIO Inc. Reports Unaudited Third Quarter 2020 Financial Results

Quarterly Total Revenues reached RMB4,526.0 million (US$666.6 million) i

Quarterly Deliveries of the ES8, ES6 and EC6 were 12,206 vehicles

Quarterly Vehicle Margin reached 14.5%

Quarterly Gross Margin reached 12.9%

SHANGHAI, China, November 17, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium smart electric vehicle market, today announced its unaudited financial results for the quarter ended September 30, 2020.

Operating Highlights for the Third Quarter of 2020

•	Deliveries of vehicles were 12,206 in the third quarter of 2020, including 8,660 ES6s, 3,530 ES8s and 16 EC6s, compared with 4,799 vehicles delivered in the third quarter of 2019 and 10,331 vehicles delivered in the second quarter of 2020.

Key Operating Results

	2020 Q3	2020 Q2	2020 Q1	2019 Q4
Deliveries	12,206	10,331	3,838	8,224

	2019 Q3	2019 Q2	2019 Q1	2018 Q4
Deliveries	4,799	3,553	3,989	7,980

Financial Highlights for the Third Quarter of 2020

•	Vehicle sales were RMB4,266.8 million (US$628.4 million) in the third quarter of 2020, representing an increase of 146.1% from the third quarter of 2019 and an increase of 22.4% from the second quarter of 2020.

•	Vehicle marginii was 14.5% in the third quarter of 2020, compared with negative 6.8% in the third quarter of 2019 and 9.7% in the second quarter of 2020.

•	Total revenues were RMB4,526.0 million (US$666.6 million) in the third quarter of 2020, representing an increase of 146.4% from the third quarter of 2019 and an increase of 21.7% from the second quarter of 2020.

•	Gross profit was RMB585.8 million (US$86.3 million) in the third quarter of 2020, representing an increase of RMB807.4 million from a gross loss of RMB221.6 million in the third quarter of 2019 and an increase of RMB272.7 million from the second quarter of 2020.

•	Gross margin was 12.9% in the third quarter of 2020, compared with negative 12.1% in the third quarter of 2019 and 8.4% in the second quarter of 2020.

•	Loss from operations was RMB946.0 million (US$139.3 million) in the third quarter of 2020, representing a decrease of 60.7% from the third quarter of 2019 and a decrease of 18.4% from the second quarter of 2020. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB896.7 million (US$132.1 million) in the third quarter of 2020, representing a decrease of 61.7 % from the third quarter of 2019 and a decrease of 19.6% from the second quarter of 2020.

•	Net loss was RMB1,047.0 million (US$154.2 million) in the third quarter of 2020, representing a decrease of 58.5% from the third quarter of 2019 and a decrease of 11.0% from the second quarter of 2020. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB997.8 million (US$147.0 million) in the third quarter of 2020, representing a decrease of 59.3% from the third quarter of 2019 and a decrease of 11.8% from the second quarter of 2020.

•	Net loss attributable to NIO’s ordinary shareholders was RMB1,187.9 million (US$175.0 million) in the third quarter of 2020, representing a decrease of 53.5% from the third quarter of 2019 and a decrease of 1.6% from the second quarter of 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB996.0 million (US$146.7 million).

•	Basic and diluted net loss per American Depositary Share (ADS)iii were both RMB0.98 (US$0.14) in the third quarter of 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB0.82 (US$0.12).

•	Cash and cash equivalents, restricted cash and short-term investment were RMB22.2 billion (US$3.3 billion) as of September 30, 2020.

Key Financial Results

(in RMB million, except for per ordinary share data and percentage)
	2020 Q3	2020 Q2	2019 Q3	% Changeiv
				QoQ		YoY
Vehicle Sales	4,266.8	3,486.1	1,733.5	22.4%		146.1%
Vehicle Margin	14.5%	9.7%	-6.8%	482	bp	2,130	bp
Total Revenues	4,526.0	3,718.9	1,836.8	21.7%		146.4%
Gross Profit/(Loss)	585.8	313.1	(221.6)	87.1%		364.4%
Gross Margin	12.9%	8.4%	-12.1%	452	bp	2,504	bp
Loss from Operations	(946.0)	(1,160.0)	(2,409.2)	-18.4%		-60.7%
Adjusted Loss from Operations (non-GAAP)	(896.7)	(1,114.7)	(2,338.8)	-19.6%		-61.7%
Net Loss	(1,047.0)	(1,176.7)	(2,521.7)	-11.0%		-58.5%
Adjusted Net Loss (non-GAAP)	(997.8)	(1,131.4)	(2,451.2)	-11.8%		-59.3%
Net Loss Attributable to Ordinary Shareholders	(1,187.9)	(1,207.8)	(2,553.6)	-1.6%		-53.5%
Net Loss per Ordinary Share-Basic and Diluted	(0.98)	(1.15)	(2.48)	-14.3%		-60.4%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(0.82)	(1.08)	(2.38)	-24.1%		-65.5%

Recent Developments

Deliveries in October 2020

•	Deliveries of the ES8, ES6 and EC6 were 5,055 vehicles in October 2020, representing a strong 100.1% year-over-year growth. As of October 31, 2020, cumulative deliveries of the ES8, ES6 and EC6 reached 63,343 vehicles, of which 31,430 were delivered in 2020.

Launch of 100kWh Battery Pack

•	On November 6, 2020, NIO launched the 100kWh battery pack with battery upgrade plans. The 100kWh cell-to-pack battery pack has realized 37% higher energy density than the 70kWh battery. Powered by the 100kWh battery, the NEDC range of NIO EC6 can reach up to 615 kilometers. The outstanding performance of the 100kWh battery is underpinned by technological advancements including thermal propagation prevention design, highly-integrated architecture, all-climate thermal management and bi-directional cloud battery management system.

If users opt to purchase an ES8, ES6 or EC6 and subscribe for the 100kWh battery pack under the innovative Battery as a Service (the “BaaS”) model, they can purchase the vehicle without the battery pack while paying a monthly subscription fee of RMB1,480. Users of the 70kWh battery pack can choose to either purchase a 100kWh battery pack for permanent upgrades or pay a monthly subscription fee of RMB880 for a flexible upgrade package.

Completion of Registered Follow-on Offering of American Depositary Shares

•	In September 2020, NIO completed the offering of 101,775,000 American depositary shares, each representing one Class A ordinary share of the Company, at a price of US$17.00 per ADS, which included 13,275,000 American depositary shares issued in connection with the underwriters’ full exercise of their overallotment option.

Completion of Increase of Controlling Equity Interests in NIO China

•	In September 2020, NIO completed the increase of its controlling equity interests in NIO China through the partial redemption of certain investor’s equity interests and the subscription for newly increased registered capital. The Company currently holds 86.5% controlling equity interests in NIO Holding Co., Ltd. (formerly named NIO (Anhui) Holding Co., Ltd.) (“NIO Holding”), the legal entity of NIO China.

Completion of Redemption of Equity Interests in XPT from Minority Shareholders

•	In November, NIO, through its wholly owned subsidiary, completed the full redemption of equity interests in XPT (Jiangsu) Automotive Technology Co., Ltd., or XPT, held by each of its minority shareholders. As a result, NIO redeemed a total of 21.09% equity interests in XPT and now indirectly wholly owns XPT. Established in May 2018, XPT mainly designs, develops and manufactures electric motors, battery packs and other smart electric vehicle components.

CEO and CFO Comments

“We achieved a new record-high quarterly deliveries of 12,206 ES8s, ES6s and EC6s in total in the third quarter of 2020, followed by the best-ever monthly deliveries of 5,055 vehicles in October,” said William Bin Li, founder, chairman and chief executive officer of NIO. “In view of the growing market demand for our competitive products, we are motivated to continuously elevate the production capacity to the next level. We expect to deliver 16,500 to 17,000 vehicles in the coming fourth quarter.”

“In the past months, we are pleased to have launched the BaaS and the 100kWh battery pack with proprietary thermal management and significant performance enhancement. Enabled by our unique battery swap technologies, innovative BaaS model and comprehensive power solutions, our users can benefit from lower initial purchase prices of vehicles, flexible battery upgrade options as well as enhanced assurance of battery performance. Additionally, following the release of the NIO OS 2.7.0 via firmware-over-the-air (FOTA) upgrade in October 2020, our users have been able to enjoy the Navigate on Pilot (NoP) feature of NIO Pilot on highways and urban expressways in China. Going forward, we remain committed to deploying more resources into the core technology innovations and delivering the best holistic product and service experiences to our user community in the pursuit of fortifying our long-term competitiveness in the market,” concluded Mr. Li.

“With another quarter of record high deliveries in the third quarter of 2020, plus further improvements in average selling price, material cost and manufacturing efficiency, our vehicle margin increased to 14.5%. Additionally, we achieved positive cash flow from operating activities for the second sequential quarter,” added Steven Wei Feng, NIO’s chief financial officer. “Our order growth momentum continued steadfastly, driven by the expanded brand awareness, growing user base, extended sales network and most importantly, the compelling products and technologies. Meanwhile, our continuous improvement of operational efficiency, cash flow and balance sheet has laid a solid foundation for our future sustainable growth and decisive investments in technologies.”

Financial Results for the Third Quarter of 2020

Revenues

•	Total revenues were RMB4,526.0 million (US$666.6 million) in the third quarter of 2020, representing an increase of 146.4% from the third quarter of 2019 and an increase of 21.7% from the second quarter of 2020.

•	Vehicle sales were RMB4,266.8 million (US$628.4 million) in the third quarter of 2020, representing an increase of 146.1% from the third quarter of 2019 and an increase of 22.4% from the second quarter of 2020. The increase in vehicle sales of the third quarter of 2020, compared to the third quarter of 2019 and the second quarter of 2020, was mainly contributed by the increase in sales of the ES6 and ES8.

•	Other sales were RMB259.2 million (US$38.2 million) in the third quarter of 2020, representing an increase of 150.7% from the third quarter of 2019 and an increase of 11.3% from the second quarter of 2020. The increase in other sales of the third quarter of 2020, compared to the third quarter of 2019, was mainly attributed to increased revenues derived from the home chargers installed, service package and energy package subscribed, and accessories sold, which were in line with the increased vehicle sales in the third quarter of 2020.

Cost of Sales and Gross Margin

•	Cost of sales was RMB3,940.1 million (US$580.3 million) in the third quarter of 2020, representing an increase of 91.4% from the third quarter of 2019 and an increase of 15.7% from the second quarter of 2020. The increase in cost of sales, compared to the third quarter of 2019, was mainly driven by the increase of delivery volume of the ES6 and ES8 in the third quarter of 2020.

•	Gross profit was RMB585.8 million (US$86.3 million) in the third quarter of 2020, representing an increase of RMB807.4 million from a gross loss of RMB221.6 million in the third quarter of 2019 and an increase of RMB272.7 million from the second quarter of 2020. The increase of gross profit, compared to the third quarter of 2019, was mainly contributed by increased vehicle sales and increased vehicle margin.

•	Gross margin in the third quarter of 2020 was 12.9%, compared with negative 12.1% in the third quarter of 2019 and 8.4% in the second quarter of 2020. The increase of gross margin, compared to the third quarter of 2019, was mainly driven by the increase of vehicle margin in the third quarter of 2020.

•	Vehicle margin in the third quarter of 2020 was 14.5%, compared with negative 6.8% in the third quarter of 2019 and 9.7% in the second quarter of 2020. The increase of vehicle margin, compared to the third quarter of 2019 and the second quarter of 2020, was mainly driven by the decrease in purchase price of certain materials and lower unit manufacturing cost attributed from increased production volume of the ES6 and ES8 in the third quarter of 2020.

Operating Expenses

•	Research and development expenses were RMB590.8 million (US$87.0 million) in the third quarter of 2020, representing a decrease of 42.3% from the third quarter of 2019 and an increase of 8.4% from the second quarter of 2020. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB577.8 million (US$85.1 million) in the third quarter of 2020, representing a decrease of 42.4% from the third quarter of 2019 and an increase of 8.3% from the second quarter of 2020. The decrease in research and development expenses over the third quarter of 2019 was primarily attributed to the higher design and development costs incurred in the third quarter of 2019 for EC6 and all-new ES8 launched in the fourth quarter of 2019, and the Company’s overall cost-saving efforts and the improved operational efficiency in research and development functions since the fourth quarter of 2019. Research and development expenses remained relatively stable compared with the second quarter of 2020, which mainly consisted of costs incurred for recurring projects.

•	Selling, general and administrative expenses were RMB940.3 million (US$138.5 million) in the third quarter of 2020, representing a decrease of 19.2% from the third quarter of 2019 and an increase of 0.4% from the second quarter of 2020. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB905.5 million (US$133.4 million) in the third quarter of 2020, representing a decrease of 18.9% from the third quarter of 2019 and an increase of 0.1% from the second quarter of 2020. The decrease in selling, general and administrative expenses over the third quarter of 2019 was primarily driven by the Company’s overall cost-saving efforts and the improved operational efficiency in marketing and other supporting functions. Selling, general and administrative expenses remained relatively stable compared with the second quarter of 2020.

Loss from Operations

•	Loss from operations was RMB946.0 million (US$139.3 million) in the third quarter of 2020, representing a decrease of 60.7% from the third quarter of 2019 and a decrease of 18.4% from the second quarter of 2020. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB896.7 million (US$132.1 million) in the third quarter of 2020, representing a decrease of 61.7% from the third quarter of 2019 and a decrease of 19.6% from the second quarter of 2020.

Share-based Compensation Expenses

•	Share-based compensation expenses were RMB49.2 million (US$7.3 million) in the third quarter of 2020, representing a decrease of 30.1% from the third quarter of 2019 and an increase of 8.6% from the second quarter of 2020. The decrease in share-based compensation expenses over the third quarter of 2019 was primarily due to less options granted driven by the decline in the number of employees, and the impact of part of the share-based compensation expenses being recognized by using the accelerated method, under which the expenses decrease gradually over the vesting period. The increase in share-based compensation expenses over the second quarter of 2020 was primarily attributed to the incremental options granted in the third quarter of 2020 with relatively higher grant date fair values due to the increased share price.

Net Loss and Earnings Per Share

•	Net loss was RMB1,047.0 million (US$154.2 million) in the third quarter of 2020, representing a decrease of 58.5% from the third quarter of 2019 and a decrease of 11.0% from the second quarter of 2020. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB997.8 million (US$147.0 million) in the third quarter of 2020, representing a decrease of 59.3% from the third quarter of 2019 and a decrease of 11.8% from the second quarter of 2020.

•	Net loss attributable to NIO’s ordinary shareholders was RMB1,187.9 million (US$175.0 million) in the third quarter of 2020, representing a decrease of 53.5% from the third quarter of 2019 and a decrease of 1.6% from the second quarter of 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB996.0 million (US$146.7 million).

•	Basic and diluted net loss per ADS were both RMB0.98 (US$0.14) in the third quarter of 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB0.82 (US$0.12).

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB22.2 billion (US$3.3 billion) as of September 30, 2020.

•	In the third quarter of 2020, certain convertible notes were exercised by their holders with the aggregate amount of RMB3.1 billion (US$460.9 million).

Business Outlook

For the fourth quarter of 2020, the Company expects:

•	Deliveries of the vehicles to be between 16,500 and 17,000 vehicles, representing an increase of approximately 100.6% to 106.7% from the same quarter of 2019, and an increase of approximately 35.2% to 39.3% from the third quarter of 2020.

•	Total revenues to be between RMB6,258.7 million (US$921.8 million) and RMB6,435.8 million (US$947.9 million), representing an increase of approximately 119.7% to 126.0% from the same quarter of 2019, and an increase of approximately 38.3% to 42.2% from the third quarter of 2020.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 PM U.S. Eastern Time on November 17, 2020 (8:00 AM Beijing/Hong Kong Time on November 18, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering.

http://apac.directeventreg.com/registration/event/5329138

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.nio.com.

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until November 25, 2020 07:59 AM ET:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Mainland China:	+86-400-632-2162
Conference ID:	5329138

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, jointly manufactures, and sells smart premium electric vehicles, driving innovations in next-generation technologies in connectivity, autonomous driving, and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive and convenient power solutions, innovative Battery as a Service (BaaS) program, and other user-centric services. NIO began deliveries of the ES8, a 7-seater flagship premium electric SUV, in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater premium electric coupe SUV, in December 2019 and began deliveries of the EC6 in September 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS model; NIO's ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8,ES6 and EC6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com.

Contacts:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2019	September 30, 2020	September 30, 2020
	(audited)	(unaudited)	(unaudited)
			(US$)
ASSETS
Current assets:
Cash and cash equivalents	862,839	19,327,717	2,846,665
Restricted cash	82,507	184,244	27,136
Short-term investment	111,000	2,718,303	400,363
Trade receivable	1,352,093	1,483,971	218,565
Amounts due from related parties	50,783	86,030	12,671
Inventory	889,528	1,039,091	153,042
Prepayments and other current assets	1,579,258	1,485,754	218,830
Total current assets	4,928,008	26,325,110	3,877,272

Non-current assets:
Long-term restricted cash	44,523	43,623	6,425
Property, plant and equipment, net	5,533,064	5,132,587	755,948
Intangible assets, net	1,522	851	125
Land use rights, net	208,815	205,180	30,220
Long-term investments	115,325	340,764	50,189
Amounts due from related parties	—	3,383	498
Right-of-use assets - operating lease	1,997,672	1,376,019	202,666
Other non-current assets	1,753,100	965,593	142,216
Total non-current assets	9,654,021	8,068,000	1,188,287

Total assets	14,582,029	34,393,110	5,065,559

LIABILITIES
Current liabilities:
Short-term borrowings	885,620	951,957	140,208
Trade payable	3,111,699	4,932,003	726,406
Amounts due to related parties	309,729	447,791	65,952
Taxes payable	43,986	39,231	5,778
Current portion of operating lease liabilities	608,747	522,661	76,980
Current portion of long-term borrowings	322,436	445,038	65,547
Accruals and other liabilities	4,216,641	3,526,194	519,351
Total current liabilities	9,498,858	10,864,875	1,600,222

Non-current liabilities:
Long-term borrowings	7,154,798	6,764,903	996,363
Non-current operating lease liabilities	1,598,372	1,049,698	154,604
Other non-current liabilities	1,151,813	1,541,444	227,030
Total non-current liabilities	9,904,983	9,356,045	1,377,998

Total liabilities	19,403,841	20,220,920	2,978,220

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2019	September 30, 2020	September 30, 2020
	(audited)	(unaudited)	(unaudited)
			(US$)
MEZZANINE EQUITY
Redeemable non-controlling interests	1,455,787	6,145,538	905,140
Total mezzanine equity	1,455,787	6,145,538	905,140
SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares	1,827	2,414	356
Additional paid in capital	40,227,856	58,380,028	8,598,449
Accumulated other comprehensive loss	(203,048)	(98,128)	(14,453)
Accumulated deficit	(46,326,321)	(50,262,046)	(7,402,799)
Total NIO Inc. shareholders’ (deficit)/equity	(6,299,686)	8,022,268	1,181,553
Non-controlling interests	22,087	4,384	646
Total shareholders’ (deficit)/equity	(6,277,599)	8,026,652	1,182,199
Total liabilities, mezzanine equity and shareholders’ equity	14,582,029	34,393,110	5,065,559

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
				(US$)
Revenues:
Vehicle sales	1,733,469	3,486,089	4,266,788	628,430
Other sales	103,375	232,841	259,172	38,172
Total revenues	1,836,844	3,718,930	4,525,960	666,602
Cost of sales:
Vehicle sales	(1,850,943)	(3,148,621)	(3,649,069)	(537,450)
Other sales	(207,485)	(257,168)	(291,079)	(42,871)
Total cost of sales	(2,058,428)	(3,405,789)	(3,940,148)	(580,321)
Gross (loss)/profit	(221,584)	313,141	585,812	86,281
Operating expenses:
Research and development	(1,023,193)	(545,185)	(590,783)	(87,013)
Selling, general and administrative	(1,164,443)	(936,788)	(940,331)	(138,496)
Other operating income/(loss), net	—	8,829	(686)	(101)
Total operating expenses	(2,187,636)	(1,473,144)	(1,531,800)	(225,610)
Loss from operations	(2,409,220)	(1,160,003)	(945,988)	(139,329)

Interest income	28,669	20,584	51,652	7,608
Interest expenses	(103,211)	(112,917)	(108,761)	(16,019)
Share of losses of equity investees, net of tax	(38,419)	(4,408)	(13,638)	(2,009)
Other income/(loss), net	1,067	82,107	(29,049)	(4,278)
Loss before income tax expense	(2,521,114)	(1,174,637)	(1,045,784)	(154,027)
Income tax expense	(536)	(2,017)	(1,213)	(179)
Net loss	(2,521,650)	(1,176,654)	(1,046,997)	(154,206)
Accretion on redeemable non-controlling interests to redemption value	(31,907)	(31,561)	(142,742)	(21,024)
Net (loss)/profit attributable to non-controlling interests	(58)	368	1,802	265

Net loss attributable to ordinary shareholders of NIO Inc.	(2,553,615)	(1,207,847)	(1,187,937)	(174,965)

Net loss	(2,521,650)	(1,176,654)	(1,046,997)	(154,206)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(129,405)	6,477	207,985	30,633
Total other comprehensive (loss)/income	(129,405)	6,477	207,985	30,633

Total comprehensive loss	(2,651,055)	(1,170,177)	(839,012)	(123,573)

Accretion on redeemable non-controlling interests to redemption value	(31,907)	(31,561)	(142,742)	(21,024)
Net (loss)/profit attributable to non-controlling interests	(58)	368	1,802	265
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(2,683,020)	(1,201,370)	(979,952)	(144,332)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,028,698,303	1,054,638,822	1,210,613,409	1,210,613,409
Net loss per share attributable to ordinary shareholders
Basic and diluted	(2.48)	(1.15)	(0.98)	(0.14)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,028,698,303	1,054,638,822	1,210,613,409	1,210,613,409
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(2.48)	(1.15)	(0.98)	(0.14)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated

(in thousands, except for share and per share data)

	Three Months Ended September 30, 2020
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(3,940,148)	-87.1%	1,371	0.0%	(3,938,777)	-87.1%
Research and development expenses	(590,783)	-13.1%	12,996	0.3%	(577,787)	-12.8%
Selling, general and administrative expenses	(940,331)	-20.8%	34,872	0.8%	(905,459)	-20.0%
Total	(5,471,262)	-121.0%	49,239	1.1%	(5,422,023)	-119.9%

Loss from operations	(945,988)	-20.9%	49,239	1.1%	(896,749)	-19.8%

Net loss	(1,046,997)	-23.1%	49,239	1.1%	(997,758)	-22.0%

Accretion on redeemable non-controlling interests to redemption value	(142,742)	-3.2%	142,742	3.2%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(1,187,937)	-26.2%	191,981	4.2%	(995,956)	-22.0%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(0.98)		0.16		(0.82)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(0.98)		0.16		(0.82)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.14)		0.02		(0.12)

	Three Months Ended June 30, 2020
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(3,405,789)	-91.6%	1,296	0.0%	(3,404,493)	-91.6%
Research and development expenses	(545,185)	-14.7%	11,659	0.3%	(533,526)	-14.4%
Selling, general and administrative expenses	(936,788)	-25.2%	32,333	0.9%	(904,455)	-24.3%
Total	(4,887,762)	-131.5%	45,288	1.2%	(4,842,474)	-130.1%

Loss from operations	(1,160,003)	-31.2%	45,288	1.2%	(1,114,715)	-30.0%

Net loss	(1,176,654)	-31.6%	45,288	1.2%	(1,131,366)	-30.4%

Accretion on redeemable non-controlling interests to redemption value	(31,561)	-0.8%	31,561	0.8%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(1,207,847)	-32.5%	76,849	2.1%	(1,130,998)	-30.4%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.15)		0.07		(1.08)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.15)		0.07		(1.08)

	Three Months Ended September 30, 2019
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(2,058,428)	-112.1%	2,749	0.1%	(2,055,679)	-112.0%
Research and development expenses	(1,023,193)	-55.7%	19,578	1.1%	(1,003,615)	-54.6%
Selling, general and administrative expenses	(1,164,443)	-63.4%	48,111	2.6%	(1,116,332)	-60.8%
Total	(4,246,064)	-231.2%	70,438	3.8%	(4,175,626)	-227.4%

Loss from operations	(2,409,220)	-131.2%	70,438	3.8%	(2,338,782)	-127.4%

Net loss	(2,521,650)	-137.3%	70,438	3.8%	(2,451,212)	-133.5%

Accretion on redeemable non-controlling interests to redemption value	(31,907)	-1.7%	31,907	1.7%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(2,553,615)	-139.0%	102,345	5.6%	(2,451,270)	-133.4%
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.48)		0.10		(2.38)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.48)		0.10		(2.38)

i All translations from RMB to USD for the third quarter of 2020 were made at the rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

iii Each ADS represents one ordinary share.

iv Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.